Exhibit 99.2

TIKCRO TECHNOLOGIES LTD.

NOTICE OF

 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary Meeting of Shareholders (the “Meeting”) of Tikcro Technologies Ltd. (the “Company” or “Tikcro”) will be held on Thursday, March 12, 2020 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

The Meeting is being convened for the following purpose:

(1) to approve the appointment of Somekh Chaikin, a member firm of KPMG International, as our independent registered public accounting firm.

Shareholders of record on February 7, 2020 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).  For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  February 6, 2020

TIKCRO TECHNOLOGIES LTD.

PROXY STATEMENT

          This Proxy Statement is furnished to the holders of Ordinary Shares, no par value (the “Ordinary Shares”), of Tikcro Technologies Ltd. (“Tikcro” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at an Extraordinary Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary Meeting of Shareholders.  The Meeting will be held on Thursday, March 12, 2020 at 9:30 a.m. (Israel time), at the office of Goldfarb Seligman & Co., 98 Yigal Alon Street, 40th Floor, Tel Aviv, Israel.

           The Meeting is being convened for the following purpose:

           (1) to approve the appointment of Somekh Chaikin, a member firm of KPMG International, as our independent registered public accounting firm.

           We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

          A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Proxies must be received no less than 72 hours prior to the time fixed for the Meeting, unless otherwise determined by the Chairman of the Meeting. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and timely received by the Company, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

          Proxies for use at the Meeting are being solicited by our Board of Directors. Only shareholders of record on February 7, 2020 will be entitled to vote at the Meeting. Proxies are being mailed to U.S. shareholders whose names appear in the records of the Company as of the record date, and will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. The deadline for the submission of position statements is ten days before the date of the Meeting.

          On January 15, 2020, 9,878,861 Ordinary Shares were outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders conferring in the aggregate 25% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

OWNERSHIP OF ORDINARY SHARES

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of January 15, 2020 by each person who is known to own beneficially more than 5% of the outstanding Ordinary Shares.  The voting rights of all major shareholders are the same as for all other shareholders.

Identity of Person or Group	Number of Shares Owned	Percent of Class(1)

Aviv Boim(2)	3,665,954	30.1%
Steven N. Bronson(3)	1,500,094	15.2%
Eric Paneth	1,156,602	11.7%
Izhak Tamir	1,061,701	10.7%
_______________
(1)	Based on 9,878,861 Ordinary Shares outstanding on January 31, 2020.
(2)	Includes 2,290,667 shares issuable upon the exercise of vested options, at a price of $1.01 per share.
(3)
Includes (i) 1,400,422 ordinary shares held jointly by Mr. Bronson and his spouse, (ii) 58,806 ordinary shares held in Mr. Bronson's IRA and (iii) 40,866 ordinary shares held in Mr. Bronson's spouse's IRA (with respect to which Mr. Bronson has voting and dispositive power), based on a Schedule 13D/A filed on February 5, 2013. Mr. Bronson has undertaken to us not to vote in excess of 1,334,829 ordinary shares, or 14.9% of our outstanding shares, until the 30th day following the termination of a confidentiality and standstill agreement between us, dated February 1, 2013, which may be terminated by either party upon ten business days' notice.

Item 1 – Appointment of Independent Registered Public Accounting Firm

             At the Meeting, the shareholders will be asked to approve the appointment of Somekh Chaikin (“Somekh”), a member firm of KPMG International, as our independent registered public accounting firm until our next Annual Meeting of Shareholders. The appointment of Somekh was recommended by our Audit Committee and by our Board of Directors on January 15, 2020. Somekh is independent of the Company, and during the two most recent fiscal years and the subsequent interim period, neither the Company nor anyone on its behalf consulted Somekh regarding any matter that requires disclosure under applicable SEC rules. At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent registered public accounting firm.

On December 12, 2019, Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global (“Kost”) resigned as our independent registered public accounting firm. Kost’s report on the Company’s financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the two most recent fiscal years and the subsequent interim period through the date of resignation, December 12, 2019, there no were no disagreements with Kost on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Kost, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, and there were no “reportable events” (as defined in Item 16F(a)(1)(v) of SEC Form 20-F).

Required Approval

The appointment of our independent registered public accounting firm requires the affirmative vote of a majority of shares present, in person or by proxy, and voting on the matter.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin, a member firm of KPMG International, be appointed as the independent registered public accounting firm of the Company until the next Annual General Meeting of the Company and until their respective successors are duly elected; and

RESOLVED, that the Board of Directors of the Company be authorized to fix the compensation of the registered public accounting firm, or to delegate the Audit Committee thereof to do so.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

OTHER BUSINESS

          Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Izhak Tamir Chairman of the Board

Dated:  February 6, 2020